UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1834
                               (Amendment No.  6  )*
                                             -----

                                  VIRAGE, INC..
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    92763Q106
                         ------------------------------
                                 (CUSIP Number)

     David Nierenberg, The D3 Family Fund, 19605 NE 8th St., Camas, WA  98607
                                  (360)604-8600
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                    12/23/02
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1834 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                         1 of 22

                                  SCHEDULE 13D

CUSIP No. 92763Q106                                                 Page 2 of 22

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Family Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company, Inc.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------

 3)   SEC USE ONLY

      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              3,095,715 (14.8%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              3,095,715
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 3,318,621 (15.9%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]

      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 92763Q106                                                 Page 3 of 22

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Haredale, Ltd.
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------
 3)   SEC USE ONLY

      --------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      The Bahamas
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              50,606 (0.2%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              50,606
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 3,318,621 (15.9%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                   SCHEDULE 13D

CUSIP No. 92763Q106                                                 Page 4 of 22

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Olivier Roux
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------
 3)   SEC USE ONLY

      --------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      French citizen resident in United Kingdom
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              32,000 (0.2%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              32,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 3,318,621 (15.9%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 92763Q106                                                 Page 5 of 22

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James Henry Hildebrandt
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------
 3)   SEC USE ONLY

      --------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Canadian citizen resident in Hong Kong
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              20,000 (0.1%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              20,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 3,318,621 (15.9%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 92763Q106                                                 Page 6 of 22

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Toxford Corporation
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------
 3)   SEC USE ONLY

      --------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Channel Islands, British Isles
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              17,000 (0.1%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              17,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 3,318,621 (15.9%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                   SCHEDULE 13D

CUSIP No. 92763Q106                                                 Page 7 of 22

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Florence Cies
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------
 3)   SEC USE ONLY

      --------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      California
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              10,300 (0.0%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              10,300
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 3,318,621 (15.9%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                   SCHEDULE 13D

CUSIP No. 92763Q106                                                 Page 8 of 22

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Henry E. Hooper
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------
 3)   SEC USE ONLY

      --------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      California
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              4,000 (0.0%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              4,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 3,318,621 (15.9%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 92763Q106                                                 Page 9 of 22

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The David and Patricia Nierenberg 1993 Irrevocable Trust,
      Lawrence K. Orr, Trustee, June 11, 1993
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------
 3)   SEC USE ONLY

      --------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              11,000 (0.1%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              11,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 3,318,621 (15.9%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      OO  (Irrevocable trust)
      --------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 92763Q106                                                Page 10 of 22

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bruno Tiphine
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------
 3)   SEC USE ONLY

      --------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      France
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              30,000 (0.1%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              30,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 3,318,621 (15.9%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 92763Q106                                                Page 11 of 22

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rita & Bruno Tiphine
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------
 3)   SEC USE ONLY

      --------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Italy & France
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              48,000 (0.2%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              48,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 3,318,621 (15.9%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                                                   Page 12 of 22
Item 1.  Security and Issuer

         Common stock of Virage, Inc. (VRGE), 177 Bovet Rd., Suite 520, San Mateo, CA 94402.

Item 2.  Identity and Background

         The D3 Family Fund, L.P., a Washington State limited partnership, whose principal business is investing in domestic micro-cap public equities. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in Item 2(d) and (e).

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners. Aggregate amount invested by D3 in VRGE is $6,100,000.

Item 4.  Purpose of Transaction

         We continue to add to our position opportunistically on price weakness as we have this month when we were able to purchase a large block of stock for only 50 cents per share, approximately a 50% discount from the company's cash per share. We are comfortable with the actions which VRGE management has taken to reduce the company's cash burn rate below $3 million per quarter; we are encouraged that the company's bookings, sales, and backlog seem to be rebounding off the bottom; and pleased with the company's increased visibility in the media, which we hope may translate into accelerated revenue growth. We therefore remain hopeful that the company could reach cash flow breakeven or better with its current resources. If, for any reason, it cannot, we are confident that VRGE's management and board of directors would respond in a manner which preserved value for the benefit of the company's shareholders, customers, and employees.

Item 5.  Interest in Securities of the Issuer

         (a,b)  D3 owns and has sole voting power over 3,095,715 VRGE shares.

         (c)    D3's transactions in the last 60 days:
                    Date      # of shares    Price paid
                    ----      -----------    ----------
                    12/20       103,818         0.51

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         N/A

Item 7.  Material to be Filed as Exhibits
         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dec. 30, 2002                              /s/ DAVID NIERENBERG
-----------------                           ------------------------------------
      Date                                  David Nierenberg
                                            President
                                            Nierenberg Investment Management
                                              Company, Inc., the General Partner
                                              Of The D3 Family Fund, L.P.

                                                                   Page 14 of 22
Item 1.  Security and Issuer

         Common stock of Virage, Inc. (VRGE), 177 Bovet Rd., Suite 520, San Mateo, CA 94402.

Item 2.  Identity and Background

         (a)  Haredale Ltd., a Bahamian corporation.

         (b)  P.O. Box N-4465, Nassau, New Providence, The Bahamas.

         (c)  Haredale is in the investment business at the address above.

         (d)  None

         (e)  None

         (f)  The Bahamas.

Item 3.  Source and Amount of Funds or Other Consideration

         Haredale owns, and Mr. Nierenberg has sole voting and dispositive power over, its 50,606 shares.

Item 4.  Purpose of Transaction

         We continue to add to our position opportunistically on price weakness as we have this month when we were able to purchase a large block of stock for only 50 cents per share, approximately a 50% discount from the company's cash per share. We are comfortable with the actions which VRGE management has taken to reduce the company's cash burn rate below $3 million per quarter; we are encouraged that the company's bookings, sales, and backlog seem to be rebounding off the bottom; and pleased with the company's increased visibility in the media, which we hope may translate into accelerated revenue growth. We therefore remain hopeful that the company could reach cash flow breakeven or better with its current resources. If, for any reason, it cannot, we are confident that VRGE's management and board of directors would respond in a manner which preserved value for the benefit of the company's shareholders, customers, and employees.

Item 5.  Interest in Securities of the Issuer

         (a,b) Haredale owns, and Mr. Nierenberg has sole voting and dispositive power over, its 50,606 shares.

         (c)    N/A

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Haredale pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its account.

Item 7.  Material to be Filed as Exhibits
         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dec. 30, 2002                               /s/ DAVID NIERENBERG
------------------                          ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Haredale, Ltd.

                                                                   Page 15 of 22
Item 1.  Security and Issuer

         Common stock of Virage, Inc. (VRGE), 177 Bovet Rd., Suite 520, San Mateo, CA 94402.

Item 2.  Identity and Background

         (a)  Olivier Roux, a French citizen resident in the United Kingdom.

         (b)  Talisman Management Ltd., 37 Ixworth Place, London SW3, England.

         (c)  Mr. Roux is a management consultant.

         (d)  None

         (e)  None

         (f)  A French citizen resident in the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Roux owns, and Mr. Nierenberg has sole voting and dispositive power over, his 32,000 VRGE shares.

Item 4.  Purpose of Transaction

         We continue to add to our position opportunistically on price weakness as we have this month when we were able to purchase a large block of stock for only 50 cents per share, approximately a 50% discount from the company's cash per share. We are comfortable with the actions which VRGE management has taken to reduce the company's cash burn rate below $3 million per quarter; we are encouraged that the company's bookings, sales, and backlog seem to be rebounding off the bottom; and pleased with the company's increased visibility in the media, which we hope may translate into accelerated revenue growth. We therefore remain hopeful that the company could reach cash flow breakeven or better with its current resources. If, for any reason, it cannot, we are confident that VRGE's management and board of directors would respond in a manner which preserved value for the benefit of the company's shareholders, customers, and employees.

Item 5.  Interest in Securities of the Issuer

         (a,b) Mr. Roux owns, and Mr. Nierenberg has sole voting and dispositive power over, his 32,000 VRGE shares.

         (c)    N/A

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Roux pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of Mr. Roux's account.

Item 7.  Material to be Filed as Exhibits
         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dec. 30, 2002                               /s/ DAVID NIERENBERG
------------------                          ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Olivier Roux

                                                                   Page 16 of 22
Item 1.  Security and Issuer

         Common stock of Virage, Inc. (VRGE), 177 Bovet Rd., Suite 520, San Mateo, CA 94402.

Item 2.  Identity and Background

         (a)  James Henry Hildebrandt a Canadian citizen resident in Hong Kong.

         (b) c/o Bain & Company, Tenth Floor, One Pacific Place, 88 Queensway, Hong Kong.

         (c)  Mr. Hildebrandt is a management consultant.

         (d)  None

         (e)  None

         (f)  A Canadian citizen resident in Hong Kong.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Hildebrandt owns, and Mr. Nierenberg has sole voting and dispositive power over, his 20,000 VRGE shares.

Item 4.  Purpose of Transaction

         We continue to add to our position opportunistically on price weakness as we have this month when we were able to purchase a large block of stock for only 50 cents per share, approximately a 50% discount from the company's cash per share. We are comfortable with the actions which VRGE management has taken to reduce the company's cash burn rate below $3 million per quarter; we are encouraged that the company's bookings, sales, and backlog seem to be rebounding off the bottom; and pleased with the company's increased visibility in the media, which we hope may translate into accelerated revenue growth. We therefore remain hopeful that the company could reach cash flow breakeven or better with its current resources. If, for any reason, it cannot, we are confident that VRGE's management and board of directors would respond in a manner which preserved value for the benefit of the company's shareholders, customers, and employees.

Item 5.  Interest in Securities of the Issuer

         (a,b) Mr. Hildebrandt owns, and Mr. Nierenberg has sole voting and dispositive power over, his 20,000 VRGE shares.

         (c)    N/A

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Hildebrandt pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of his account.

Item 7.  Material to be Filed as Exhibits
         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dec. 30, 2002                               /s/ DAVID NIERENBERG
------------------                          ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              John Henry Hildebrandt

                                                                   Page 17 of 22
Item 1.  Security and Issuer

         Common stock of Virage, Inc. (VRGE), 177 Bovet Rd., Suite 520, San Mateo, CA 94402.

Item 2.  Identity and Background

         (a)  Toxford Corporation, a Channel Islands corporation.

         (b) P.O. Box 3048, St. Andrews House, Le Bordage, St. Peter Port, Guernsey, Channel Islands, British Isles.

         (c)  Toxford Corporation is in the investment business.

         (d)  None

         (e)  None

         (f)  Channel Islands, British Isles.

Item 3.  Source and Amount of Funds or Other Consideration

         Toxford Corporation owns, and Mr. Nierenberg has sole voting and dispositive power over, its 17,000 VRGE shares.

Item 4.  Purpose of Transaction

         We continue to add to our position opportunistically on price weakness as we have this month when we were able to purchase a large block of stock for only 50 cents per share, approximately a 50% discount from the company's cash per share. We are comfortable with the actions which VRGE management has taken to reduce the company's cash burn rate below $3 million per quarter; we are encouraged that the company's bookings, sales, and backlog seem to be rebounding off the bottom; and pleased with the company's increased visibility in the media, which we hope may translate into accelerated revenue growth. We therefore remain hopeful that the company could reach cash flow breakeven or better with its current resources. If, for any reason, it cannot, we are confident that VRGE's management and board of directors would respond in a manner which preserved value for the benefit of the company's shareholders, customers, and employees.

Item 5.  Interest in Securities of the Issuer

         (a,b) Toxford Corporation owns, and Mr. Nierenberg has sole voting and dispositive power over, its 17,000 VRGE shares.

         (c)    N/A

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Toxford Corporation pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its account.

Item 7.  Material to be Filed as Exhibits
         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dec. 30, 2002                               /s/ DAVID NIERENBERG
------------------                          ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Toxford Corporation

                                                                   Page 18 of 22
Item 1.  Security and Issuer

         Common stock of Virage, Inc. (VRGE), 177 Bovet Rd., Suite 520, San Mateo, CA 94402.

Item 2.  Identity and Background

         (a)  Florence Cies, an American Citizen.

         (b)  3300 Narvaez, #26, San Jose, California  95136

         (c)  Cies is retired.

         (d)  None

         (e)  None

         (f)  American

Item 3.  Source and Amount of Funds or Other Consideration

         Cies owns, and Mr. Nierenberg has sole voting and dispositive power over, her 10,300 VRGE shares.

Item 4.  Purpose of Transaction

         We continue to add to our position opportunistically on price weakness as we have this month when we were able to purchase a large block of stock for only 50 cents per share, approximately a 50% discount from the company's cash per share. We are comfortable with the actions which VRGE management has taken to reduce the company's cash burn rate below $3 million per quarter; we are encouraged that the company's bookings, sales, and backlog seem to be rebounding off the bottom; and pleased with the company's increased visibility in the media, which we hope may translate into accelerated revenue growth. We therefore remain hopeful that the company could reach cash flow breakeven or better with its current resources. If, for any reason, it cannot, we are confident that VRGE's management and board of directors would respond in a manner which preserved value for the benefit of the company's shareholders, customers, and employees.

Item 5.  Interest in Securities of the Issuer

         (a,b) Cies owns, and Mr. Nierenberg has sole voting and dispositive power over, her 10,300 VRGE shares.

         (c)    None

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         N/A

Item 7.  Material to be Filed as Exhibits
         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dec. 30, 2002                               /s/ DAVID NIERENBERG
------------------                          ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Florence Cies

                                                                   Page 19 of 22
Item 1.  Security and Issuer

         Common stock of Virage, Inc. (VRGE), 177 Bovet Rd., Suite 520, San Mateo, CA 94402.

Item 2.  Identity and Background

         (a)  Henry E. Hooper, an American Citizen.

         (b)  4317 NE Wistaria Dr.,Portland, OR 97213

         (c)  Hooper is a general partner of The D3 Family Fund, LP.

         (d)  None

         (e)  None

         (f)  American

Item 3.  Source and Amount of Funds or Other Consideration

         Hooper owns and has sole voting and
         dispositive power over, his 4,000 VRGE shares.

Item 4.  Purpose of Transaction

         We continue to add to our position opportunistically on price weakness as we have this month when we were able to purchase a large block of stock for only 50 cents per share, approximately a 50% discount from the company's cash per share. We are comfortable with the actions which VRGE management has taken to reduce the company's cash burn rate below $3 million per quarter; we are encouraged that the company's bookings, sales, and backlog seem to be rebounding off the bottom; and pleased with the company's increased visibility in the media, which we hope may translate into accelerated revenue growth. We therefore remain hopeful that the company could reach cash flow breakeven or better with its current resources. If, for any reason, it cannot, we are confident that VRGE's management and board of directors would respond in a manner which preserved value for the benefit of the company's shareholders, customers, and employees.

Item 5.  Interest in Securities of the Issuer

         (a,b)  Hooper owns and has sole voting and
                dispositive power over, his 4,000 VRGE shares.

         (c)    N/A

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         N/A

Item 7.  Material to be Filed as Exhibits
         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dec. 30, 2002                               /s/ DAVID NIERENBERG
------------------                          ------------------------------------
      Date                                  David Nierenberg

                                                                   Page 20 of 22
Item 1.  Security and Issuer

         Common stock of Virage, Inc. (VRGE), 177 Bovet Rd., Suite 520, San Mateo, CA 94402.

Item 2.  Identity and Background

         (a)  The David and Patricia Nierenberg 1993 Irrevocable Trust, Lawrence
              K. Orr, Trustee, June 11, 1993

         (b) Lawrence K. Orr, Trinity Ventures, 3000 Sand Hill Rd., Bldg. 4, Suite 160, Menlo Park, CA 94025.

         (c) This is an irrevocable trust for the benefit of the Nierenberg children.

         (d)  None

         (e)  None

         (f)  A California trust.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Orr has sole voting and dispositive power over the trust's 11,000 VRGE shares.

Item 4.  Purpose of Transaction

         We continue to add to our position opportunistically on price weakness as we have this month when we were able to purchase a large block of stock for only 50 cents per share, approximately a 50% discount from the company's cash per share. We are comfortable with the actions which VRGE management has taken to reduce the company's cash burn rate below $3 million per quarter; we are encouraged that the company's bookings, sales, and backlog seem to be rebounding off the bottom; and pleased with the company's increased visibility in the media, which we hope may translate into accelerated revenue growth. We therefore remain hopeful that the company could reach cash flow breakeven or better with its current resources. If, for any reason, it cannot, we are confident that VRGE's management and board of directors would respond in a manner which preserved value for the benefit of the company's shareholders, customers, and employees.

Item 5.  Interest in Securities of the Issuer

         (a,b) Mr. Orr has sole voting and dispositive power over the trust's 11,000 VRGE shares.

         (c)    None

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         N/A

Item 7.  Material to be Filed as Exhibits
         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dec. 30, 2002                               /s/ DAVID NIERENBERG
------------------                          ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                            The Nierenberg Family 1993 Trust

                                                                   Page 21 of 22
Item 1.  Security and Issuer

         Common stock of Virage, Inc. (VRGE), 177 Bovet Rd., Suite 520, San Mateo, CA 94402.

Item 2.  Identity and Background

         (a)  Bruno Tiphine, a French citizen.

         (b)  92 Fellows Road, London NW3 3JG, England

         (c)  Mr. Tiphine is a management consultant.

         (d)  None

         (e)  None

         (f)  A French citizen resident in the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Tiphine owns, and Mr. Nierenberg has sole voting and dispositive power over, his 30,000 VRGE shares.

Item 4.  Purpose of Transaction

         We continue to add to our position opportunistically on price weakness as we have this month when we were able to purchase a large block of stock for only 50 cents per share, approximately a 50% discount from the company's cash per share. We are comfortable with the actions which VRGE management has taken to reduce the company's cash burn rate below $3 million per quarter; we are encouraged that the company's bookings, sales, and backlog seem to be rebounding off the bottom; and pleased with the company's increased visibility in the media, which we hope may translate into accelerated revenue growth. We therefore remain hopeful that the company could reach cash flow breakeven or better with its current resources. If, for any reason, it cannot, we are confident that VRGE's management and board of directors would respond in a manner which preserved value for the benefit of the company's shareholders, customers, and employees.

Item 5.  Interest in Securities of the Issuer

         (a,b) Mr. Tiphine owns, and Mr. Nierenberg has sole voting and dispositive power over, his 30,000 VRGE shares.

         (c)    Date            # of shares             Price paid
                ----            -----------             ----------
                12/20/02          30,000                  0.51

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         N/A

Item 7.  Material to be Filed as Exhibits
         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dec. 30, 2002                               /s/ DAVID NIERENBERG
------------------                          ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Bruno Tiphine

                                                                   Page 22 of 22
Item 1.  Security and Issuer

         Common stock of Virage, Inc. (VRGE), 177 Bovet Rd., Suite 520, San Mateo, CA 94402.

Item 2.  Identity and Background

         (a)  Rita Tiphine, an Italian citizen; Bruno Tiphine, a French citizen.

         (b)  92 Fellows Road, London NW3 3JG, England

         (c) Mrs. Tiphine is a homemaker and Mr. Tiphine is a management consultant.

         (d)  None

         (e)  None

         (f)  Italian & French citizen resident in the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration

         The Tiphines own, and Mr. Nierenberg has sole voting and dispositive power over, their 48,000 VRGE shares.

Item 4.  Purpose of Transaction

         We continue to add to our position opportunistically on price weakness as we have this month when we were able to purchase a large block of stock for only 50 cents per share, approximately a 50% discount from the company's cash per share. We are comfortable with the actions which VRGE management has taken to reduce the company's cash burn rate below $3 million per quarter; we are encouraged that the company's bookings, sales, and backlog seem to be rebounding off the bottom; and pleased with the company's increased visibility in the media, which we hope may translate into accelerated revenue growth. We therefore remain hopeful that the company could reach cash flow breakeven or better with its current resources. If, for any reason, it cannot, we are confident that VRGE's management and board of directors would respond in a manner which preserved value for the benefit of the company's shareholders, customers, and employees.

Item 5.  Interest in Securities of the Issuer

         (a,b) The Tiphines own, and Mr. Nierenberg has sole voting and dispositive power over, their 48,000 VRGE shares.

         (c)    Date            # of shares             Price paid
                ----            -----------             ----------
                12/20/02          48,000                  0.51

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         N/A

Item 7.  Material to be Filed as Exhibits
         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dec. 30, 2002                               /s/ DAVID NIERENBERG
------------------                          ------------------------------------
      Date                                  David Nierenberg
                                            Authorized to trade for
                                              Rita & Bruno Tiphine